Exhibit 99.1

Canaan Secures Follow-On Purchase Orders from Cipher and Stronghold

- Cipher’s JV entities have purchased 16,700 A1466 model Avalon Miners; the 11,000 previously bought A1346 model Avalon Miners have been delivered and installed at Cipher’s Odessa Facility

- Stronghold has purchased 1,100 A1346 model Avalon Miners; the 2,000 previously bought A1346 model Avalon Miners have been delivered and installed at Stronghold’s Patha Creek Plant

SINGAPORE, January 3, 2024 (GLOBE NEWSWIRE) - Canaan Inc. (NASDAQ: CAN) ("Canaan"), a leading high-performance computing solutions provider, today announced that it has secured follow-on purchase orders from joint venture entities of Cipher Mining Inc. (NASDAQ: CIFR) (“Cipher”) and from Stronghold Digital Mining, Inc. (NASDAQ: SDIG) (“Stronghold”). The orders, which combined involve the purchase of over 17,000 Bitcoin mining machines, build upon Canaan’s existing relationships with Cipher and Stronghold.

On December 29, 2023, Cipher, a leading developer and operator of Bitcoin mining data centers, entered into an agreement whereby two joint venture entities in which Cipher has a 49% interest purchased from Canaan 16,700 A1466 model mining machines with an average hash rate of 150T/s. These machines are to be delivered in April and May 2024 for use at Cipher’s Bear and Chief data centers, both located in Texas. The 11,000 A1346 model mining machines which were purchased on May 9, 2023 have been delivered and installed at Cipher’s Odessa data center.

On December 26, 2023, Stronghold, a vertically integrated Bitcoin mining company, entered into an agreement whereby Stronghold has purchased from Canaan 1,100 A1346 model mining machines with an average hash rate of 123T/s. These are to be delivered by January 2024 for use at Stronghold's Scrubgrass Plant. Additionally, Stronghold has an option to purchase an additional 2,500 A1466 model mining machines with an average hash rate of 140T/s-150T/s. The 2,000 A1346 model mining machines which were purchased on July 27, 2023 have been delivered and installed at Stronghold’s Patha Creek Plant.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “These follow-on orders underscore our robust partnerships with publicly-traded mining companies and affirm the capabilities of our new A14 product series. As conditions improve and we approach the next Bitcoin bull market, our computing power sales are resurging across diverse channels, reaching institutional customers, distributors, and online retail stores. This persistent demand from industry players for Canaan’s machines is a testament to our sophisticated, proven technology and the quality of our product. We are eager to support new and existing customers worldwide as the cryptocurrency space continues to evolve.”

Tyler Page, CEO of Cipher Mining Inc., commented, “We are excited to once again partner with Canaan for our 60 MW expansion at our Bear and Chief facilities. The Canaan machines we purchased last year are among the top-performing rigs in our fleet, especially in the hot summer months in Texas. Our relationship with Canaan has been great, and we look forward to future dealings with their team.”

Greg Beard, Chairman and Chief Executive Officer of Stronghold, commented, “We are thrilled to enhance our partnership with Canaan through the acquisition of these A1346 miners, along with an option to purchase A1466 miners, which are on the cutting-edge of Bitcoin mining technology. Based on our positive experience from previous miner purchases, the A1346 is an outperformer in our air-cooled StrongBox containers. It provides an attractive value proposition with its remarkable hash rate, energy efficiency, and competitive pricing, and we are eager to put these new machines to work.”

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan's vision is “super computing is what we do, social enrichment is why we do it.” Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, under the leadership of Mr. Nangeng Zhang, founder and CEO, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in Bitcoin's history under the brand name, Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Contacts:

Investor Relations Contact

Canaan Inc.

Ms. Xi Zhang

IR@canaan-creative.com

Media Contact:

ICR, LLC.

Robin Yang

Tel: +1 (347) 396-3281

canaan.ir@icrinc.com